PHC, INC.
200 Lake Street, Suite 102
Peabody, MA  01960



October 13, 2004



Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-09
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Jeffrey Riedler, Assistant Director


RE:  PHC, Inc.
     Registration Statement on Form S-3/A2
     File No. 333-117146

Dear Mr. Riedler:

     On October 7, 2004 we filed a pre-effective amendment on form S-3/A2 and inadvertently filed it under the wrong EDGAR tag as a post-effective amendment, POS AM. Please withdraw the filing so we can re-file it under the correct EDGAR tag, S-3/A.

     Please contact me if you need any additional information. Thank you for your assistance in this matter.

Sincerely,
PHC, Inc.


Paula C. Wurts
Controller and Chief Financial Officer

cc:  Jennifer Rawert, Mail stop 3-09





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